UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Submission of Matters to a Vote of Security Holders.

On August 31, 2023, Vision Marine Technologies Inc. (the “Company”) convened its Annual General Meeting of Shareholders (the “Meeting”).

Represented at the Meeting were 5,526,329 common shares of the Company, no par value (the “Common Shares”), or 52.42%, of the Company’s 10,543,198 Common Shares entitled to vote at the Meeting. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. Fixing the number of directors of the Company at six (6)

The shareholders approved the proposal as an ordinary resolution to fix the number of directors of the Company at six (6).

For	Against	Abstain	Broker Non-Vote
4,171,367	19,834	3,629	1,331,499

2. Re-election of directors

The shareholders approved the proposal as an ordinary resolution to re-elect the following as directors to serve on the Board of Directors of the Company, to hold office until the next annual meeting of shareholders and until his or her respective successor is elected and duly qualified.

Director’s Name	For	Withheld	Broker Non-Vote
Steve P. Barrenechea	4,082,332	112,498	1,331,499

Patrick Bobby	4,173,333	21,497	1,331,499

Luisa Ingargiola	4,153,094	41,736	1,331,499

Alexandre Mongeon	4,173,267	21,563	1,331,499

Carter Murray	4,173,455	21,375	1,331,499

Mario Saucier	4,173,355	21,475	1,331,499

3. Appointment of Ernst & Young LLP (“EY”), as the Company’s independent registered public accounting firm for the ensuing year and authorization of the board of directors to fix the remuneration to be paid to EY for the ensuing year.

The shareholders approved the proposal as an ordinary resolution to ratify the appointment of EY as the Company’s independent auditors for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to EY for the ensuing year.

For	Against	Abstain
5,526,126	201	2

4. Amendment to the By-Laws of the Company.

The shareholders approved the proposal as an ordinary resolution to amend the Company’s By-Laws.

For	Against	Abstain	Broker Non-Vote
4,105,121	72,413	17,296	1,331,499

Amendment to By-Laws of the Company.

At the Meeting, the Company’s shareholders approved an amendment to the Company’s By-Laws (the “By-Laws”).

The foregoing description of the By-Laws is qualified in its entirety by reference to the full text of the By-Laws, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Exhibits

Exhibit No.	Exhibit
3.1	Vision Marine Technologies Inc. General By-Laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: September 1, 2023	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer